UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-55710

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2023

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.

PART I
REGISTRANT INFORMATION

Full Name of Registrant      NioCorp Developments Ltd.

Former Name if Applicable ____________________________________

Address of Principal Executive Office (Street and number)

7000 South Yosemite Street, Suite 115

City, State and Zip Code       Centennial, Colorado 80112

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

NioCorp Developments Ltd. (the “Company”) recently consummated a business combination (the “Business Combination”) with GX Acquisition Corp. II (“GX”). The high level of complexities in integrating GX and accounting for the Business Combination has resulted in a delay in the Company’s financial reporting and closing process for the year ended June 30, 2023. Accordingly, the Company is unable to file its Annual Report on Form 10-K for the year ended June 30, 2023 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company expects to file the Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV
OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification

Neal Shah	(720) 940-7826
(Name)	(Area Code) (Telephone Number)

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV(3) EXPLANATION

The Company anticipates a net loss attributable to the company (“net loss”) for the fiscal year ended June 30, 2023 of $39.497 million, or $1.32 per share, compared to a net loss for the fiscal year ended June 30, 2022 of $10.887 million, or $0.41 per share. This increased net loss in fiscal year 2023 as compared to fiscal year 2022 is primarily due to the recognition of earnout shares and warrant liabilities associated with the Business Combination as well as legal and other professional fees.

All figures reported above with respect to the fiscal year ended June 30, 2023 are preliminary and are unaudited and subject to change and adjustment as the Company prepares its consolidated financial statements for the years ended June 30, 2023 and 2022. These preliminary results provided constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, are based on several assumptions and are subject to a number of risks and uncertainties. Actual results may differ materially. See “Forward-looking Statements.”

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including statements about the timing of the filing of the Form 10-K and statements about the preliminary financial results for the fiscal year ended June 30, 2023. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of the Company and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations, and assumptions relating to the Company’s auditors being able to complete their review of the annual financial statements in a timely manner. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by the Company with the Securities and Exchange Commission (the “SEC”) and with the applicable Canadian securities regulatory authorities and the following: the Company’s auditors being unable to complete their review of the annual financial statements in a timely manner and the Company consequently not filing the Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934; NioCorp’s ability to recognize the anticipated benefits of the business combination with GX Acquisition Corp. II (the “Business Combination”) and the standby equity purchase agreement (the “Yorkville Equity Facility Financing Agreement” and, together with the Business Combination, the “Transactions”) with YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP, including NioCorp’s ability to access the full amount of the expected net proceeds under the Yorkville Equity Facility Financing Agreement over the next three years; unexpected costs related to the Transactions; the outcome of any legal proceedings that may be instituted against NioCorp following closing of the Transactions; NioCorp’s ability to receive a final commitment of financing from the Export-Import Bank of the United States on the anticipated timeline, on acceptable terms, or at all; NioCorp’s ability to continue to meet the listing standards of The Nasdaq Stock Market LLC; NioCorp’s ability to operate as a going concern; risks relating to NioCorp’s common shares, including price volatility, lack of dividend payments and dilution or the perception of the likelihood any of the foregoing; NioCorp’s requirement of significant additional capital; the extent to which NioCorp’s level of indebtedness and/or the terms contained in agreements governing NioCorp’s indebtedness or the

Yorkville Equity Facility Financing Agreement may impair NioCorp’s ability to obtain additional financing; covenants contained in agreements with NioCorp’s secured creditors that may affect its assets; NioCorp’s limited operating history; NioCorp’s history of losses; the restatement of NioCorp’s consolidated financial statements as of and for the fiscal years ended June 30, 2022 and 2021 and the interim periods ended September 30, 2021, December 31, 2021, March 31, 2022, September 30, 2022, and December 31, 2022 and the impact of such restatement on NioCorp’s future financial statements and other financial measures; the material weaknesses in NioCorp’s internal control over financial reporting, NioCorp’s efforts to remediate such material weaknesses and the timing of remediation; the possibility that NioCorp may qualify as a passive foreign investment company under the U.S. Internal Revenue Code of 1986, as amended (the “Code”); the potential that the Transactions could result in NioCorp becoming subject to materially adverse U.S. federal income tax consequences as a result of the application of Section 7874 and related sections of the Code; cost increases for NioCorp’s exploration and, if warranted, development projects; a disruption in, or failure of, NioCorp’s information technology systems, including those related to cybersecurity; equipment and supply shortages; variations in the market demand for, and prices of, niobium, scandium, titanium and rare earth products; current and future offtake agreements, joint ventures, and partnerships; NioCorp’s ability to attract qualified management; the effects of global health crises on NioCorp’s business plans, financial condition and liquidity; estimates of mineral resources and reserves; mineral exploration and production activities; feasibility study results; the results of metallurgical testing; changes in demand for and price of commodities (such as fuel and electricity) and currencies; competition in the mining industry; changes or disruptions in the securities markets; legislative, political or economic developments, including changes in federal and/or state laws that may significantly affect the mining industry; the impacts of climate change, as well as actions taken or required by governments related to strengthening resilience in the face of potential impacts from climate change; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the timing and reliability of sampling and assay data; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of NioCorp’s projects; risks of accidents, equipment breakdowns, and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining, or development activities; the management of the water balance at the Elk Creek Project site; land reclamation requirements related to the Elk Creek Project; the speculative nature of mineral exploration and development, including the risks of diminishing quantities of grades of reserves and resources; claims on the title to NioCorp’s properties; potential future litigation; and NioCorp’s lack of insurance covering all of NioCorp’s operations.

Any financial results discussed in this document are preliminary and represent the most current information available to the Company’s management as of September 29, 2023, as financial closing procedures for the fiscal year ended June 30, 2023 are not yet complete. These estimates are not a comprehensive statement of the Company’s financial results for the fiscal year ended June 30, 2023, and actual results may differ materially from these estimates as a result of the completion of year-end accounting procedures and adjustments, including the execution of the Company’s internal control over financial reporting, the completion of the preparation and audit of the Company’s financial statements and the subsequent occurrence or identification of events prior to the filing of the audited consolidated financial statements for the fiscal year ended June 30, 2023 in its Annual Report on Form 10-K. In addition, any such statements regarding the Company’s financial performance are not necessarily indicative of the Company’s financial performance that may be expected to occur for the fiscal quarter ending September 30, 2023, or for any future fiscal period.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, and other factors, including without limitation those discussed under Part I, Item 1A. “Risk Factors” contained in the Company’s most recent Annual Report on Form 10-K, and Part II, Item 1A. “Risk Factors” contained in the Company’s subsequent Quarterly Reports on Form 10-Q, as well as any amendments thereto.

The Company’s forward-looking statements contained in this document are based on the beliefs, expectations, and opinions of management as of the date of this document. The Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations, or opinions should change, except as required by law. For the reasons set forth above, investors should not attribute undue certainty to, or place undue reliance on, forward-looking statements.

NioCorp Developments Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

NIOCORP DEVELOPMENTS LTD.
Date: September 29, 2023	By:	/s/ Neal Shah
	Name:	Neal Shah
	Title:	Chief Financial Officer